UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2 September 2019

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Cockerill

Date of last notice	18 June 2019

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	Ian Cockerill has an indirect interest in 8,759 ordinary shares in BHP Group Limited held by Giant Sable Corporation of which Ian Cockerill is a beneficiary, and 3,500 ordinary shares in BHP Group Plc held by Hargreaves Lansdown, of which Ian Cockerill is a beneficiary.

Date of change	29 August 2019

No. of securities held prior to change	Ordinary Shares: BHP Group Limited 5,259 – Indirect BHP Group Plc 3,500 – Indirect

Class	Ordinary shares

Number acquired	3,500 ordinary shares in BHP Group Limited

Number disposed	-

Value/Consideration	AUD 35.63 per share

No. of securities held after change	Ordinary Shares: BHP Group Limited 8,759 – Indirect BHP Group Plc 3,500 – Indirect

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Ian Cockerill purchased BHP Group Limited ordinary shares to meet his BHP Minimum Share Requirement.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP’s Securities and Dealing Policy a Director cannot deal in BHP Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730

Fax: +61 3 9611 1044

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 554 757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 2, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary